UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*

                         Casual Male Retail Group, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    148711104
                        --------------------------------
                                 (CUSIP Number)

                         Chilton Investment Company, LLC
                        1266 East Main Street, 7th Floor
                               Stamford, CT 06902
                                 (203) 352-4000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 12, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 148711104               SCHEDULE 13D        Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chilton Investment Company, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_| (b) |X|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER

   NUMBER OF          8,586,470
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY
     EACH             0
  REPORTING     ----------------------------------------------------------------
   PERSON       9     SOLE DISPOSITIVE POWER
    WITH
                      8,586,470
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,586,470
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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

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CUSIP No. 148711104                SCHEDULE 13D        Page 3 of 4 Pages
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ITEM 1.     Security and Issuer.

      The Schedule 13D (the "Schedule 13D") initially filed by Chilton Investment Company, LLC (the "Reporting Person") on May 9, 2006 relating to the common stock, par value $0.01 per share (the "Common Stock") of Casual Male Retail Group, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on June 9, 2006 and Amendment No. 2 to the Schedule 13D filed on June 29, 2006, is hereby amended by this Amendment No. 3 to the Schedule 13D to report a change in beneficial ownership. The Schedule 13D is amended as follows:

ITEM 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby supplemented by the addition of the following:

            (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner (through its control of the Client Accounts) of 8,586,470 shares representing 20.6% of the Issuer's Common Stock. The foregoing calculations are based on 41,599,169 shares of Common Stock issued and outstanding as of March 14, 2007 according to publicly available filings of the Issuer.

            Item 5(c) is hereby supplemented by the addition of the following:

            (b) The number of shares and the price per share of all transactions effected by the Reporting Person since its last filing are as follows:

      o     On February 28, 2007, 24,044 shares of Common Stock were sold through Lehman Brothers at a price per share of $12.4695.
      o     On March 7, 2007, 17,866 shares of Common Stock were sold through
            Lehman Brothers at a price per share of $12.0068.
      o On March 14, 2007, 181 shares of Common Stock were sold through Lehman Brothers at a price per share of $11.5100.
      o On March 15, 2007, 81,600 shares of Common Stock were purchased through Liquidnet at a price per share of $12.0066.
      o On March 15, 2007, 10,400 shares of Common Stock were purchased through Jefferies & Co. at a price per share of $11.9864.
      o On March 21, 2007, 123 shares of Common Stock were purchased through Bank of America at a price per share of $12.0100.
      o On April 9, 2007, 199,993 shares of Common Stock were purchased through Allen & Co. at a price per share of $11.8477.
      o     On April 9, 2007, 7 shares of Common Stock were purchased through
            Credit Suisse First Boston at a price per share of $11.9500.
      o     On April 9, 2007, 200,000 shares of Common Stock were sold through
            Credit Suisse First Boston at a price per share of $11.8576.
      o On April 11, 2007, 53,051 shares of Common Stock were purchased through Knight Securities at a price per share of $11.2378.

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CUSIP No. 148711104                SCHEDULE 13D        Page 4 of 4 Pages
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      o     On April 11, 2007, 135,000 shares of Common Stock were purchased through Liquidnet at a price per share of $11.2431.
      o On April 11, 2007, 5,949 shares of Common Stock were purchased through Credit Suisse First Boston at a price per share of $11.2922.
      o On April 12, 2007, 10,000 shares of Common Stock were purchased through Credit Suisse First Boston at a price per share of $11.2571.
      o On April 12, 2007, 10,000 shares of Common Stock were purchased through Knight Securities at a price per share of $11.2317.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007

                                     Chilton Investment Company, LLC


                                     By: /s/ James Steinthal
                                        ------------------------------------
                                             James Steinthal
                                             Managing Director